2AZ Putnam International Capital Opportunities Fund attachment
8/31/10 Annual

Because the electronic format for filing Form NSAR does not provide adequate space for responding to certain items correctly, the correct answers are as follows:

72DD1
Class A		3,489

72DD2
Class R		237
Class Y		671

73A1
Class A		0.115

73A2
Class R		0.094
Class Y		0.178

74U1
Class A		28,168
Class B		1,491
Class C		2,004

74U2
Class M		334
Class R		3,095
Class Y		4,175

74V1
Class A		28.17
Class B		27.80
Class C		27.87

74V2
Class M		27.95
Class R		27.73
Class Y		28.22







Item 61

Additional Information About Minimum Required Investment

Shareholders can open a fund account with as little as $500 and make subsequent investments in any amount. The minimum investment is waived if you make regular investments weekly, semi monthly, or monthly through automatic deductions through your bank checking or savings account. Currently, Putnam is waiving the minimum, but reserves the right to reject initial investments under the minimum.


Item 74P

On September 15, 2008, the fund terminated its outstanding derivatives contracts with Lehman Brothers Special Financing, Inc. (LBSF) in connection with the bankruptcy filing of LBSFs parent company, Lehman Brothers Holdings, Inc. On September 26, 2008, the fund entered into a receivable purchase agreement (Agreement) with another registered investment company (the Seller) managed by Putnam Management. Under the Agreement, the Seller sold to the fund the right to receive, in the aggregate, $2,376,079 in net payments from LBSF in connection with certain terminated derivatives transactions (the Receivable), in exchange for an initial payment plus (or minus) additional amounts based on the funds ultimate realized gain (or loss) with respect to the Receivable. The Receivable off set against the funds net payable to LBSF. The fund paid $738,557 (exclusive of the initial payment) to the Seller in accordance with the terms of the Agreement and the fund paid $906,370, including interest, to LBSF in complete satisfaction of the funds obligations under the terminated contracts.


Item 85B

Additional Information About Errors and Omissions Policy

While no claims with respect to the Registrant/Series were filed under such policy during the period, requests under such policy for reimbursement of legal expenses and costs arising out of claims of market timing activity in the Putnam Funds have been submitted by the investment manager of the Registrant/Series.